Exhibit 99.2

NOTICE OF CHANGE OF AUDITOR

LINUX GOLD CORP.

(the “Company”)

TO:

The British Columbia Securities Commission

AND TO:

ALL HOLDERS OF SHARES IN THE CAPITAL OF THE COMPANY

The Company wishes to report that the Company’s auditors, James Stafford, Inc., Chartered Accountants (“former auditor”), resigned as auditor for the Company on and effective as of July 8, 2009.  The former auditor resigned on its own initiative.

The resignation of the former auditor was not considered nor approved by the audit committee of the Company’s board of directors, nor the Company’s board of directors.  As a result of the resignation, the Company has not yet approved the appointment of new auditors and is continuing its search for a new auditor.

The Company reports that there were no reservations in the report of the former auditor for the fiscal year ending February 28, 2009 reported on by the former auditor.  In the opinion of the Company, there have been no “Reportable Events” (as defined below) in connection with the audit of the last fiscal year reported on by the former auditor.

For the purpose of this notice National Policy Statement No. 31 of the Canadian Securities Administrators states that a Reportable Event may consist of “disagreements”, “unresolved issued” and “consultations” between the Company and the former auditor.  Disagreements, unresolved issues and consultations are defined in the policy as follows:

Disagreements

Disagreements refer to any matter of audit scope, accounting principles or policies or financial statements disclosure that, if not resolved to the satisfaction of the former auditor, would have resulted in a reservation in the auditor’s report.

Disagreements include both those resolved to the former auditor’s satisfaction and those not resolved to the former auditor’s satisfaction.  Disagreement should have occurred at the decision-making level, i.e. between personnel of the reporting issuer responsible for the finalization of its financial statements and the personnel of the auditor firm responsible for authorizing the issuance of audit reports with respect to the reporting issuer.

The term disagreement is to be interpreted broadly.  It is not necessary for there to have been an argument to have had a disagreement, merely a difference of opinion.  The term disagreement does not include initial differences of opinion, based on incomplete facts or preliminary information, that were later resolved to the former auditor’s satisfaction, provided that the reporting issuer and the former auditor do not continue to have a difference of opinion upon obtaining additional facts or information.

Unresolved Issues

Unresolved issues refer to matter which came to the former auditor’s attention and which, in the former auditor’s opinion, materially impact on the financial statements or audit reports (or which could have a material impact on them), where the former auditor had advised the reporting issuer about the matter and:

a)

the former auditor has been unable to fully explore the matter and reach a conclusion as to its implications prior to a resignation or termination of the former auditor;

b)

the matter was not resolved to the former auditor’s satisfaction prior to a resignation or termination of the former auditor; or

c)

the former auditor is no longer willing to be associated with the financial statements prepared by management of the reporting issuer.

Consultations

Consultations refer to situations where the reporting issued (or someone acting on its behalf) consulted the successor auditor regarding:

a)

the application of accounting principles to a specified transaction (either proposed or complete):

b)

the type of audit opinion that might be rendered on the reporting issuer’s financial statements; or

c)

a disagreement as defined above;

and a written report or seriously considered oral advice was provided by the successor auditor to the reporting issuer.

Dated at Richmond, British Columbia, this 20th day of July, 2009.

BY ORDER OF THE BOARD

“John Robertson”

John Robertson, President.